UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Achieve Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

004468 104

(CUSIP Number)

Robert R. Carlson, Esq.

Sidley Austin LLP

1001 Page Mill Road

Building 1

Palo Alto, CA 94304

(650) 565-7129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Richard Stewart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,950,309
	8	SHARED VOTING POWER 176,418
	9	SOLE DISPOSITIVE POWER 1,950,309
	10	SHARED DISPOSITIVE POWER 176,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,126,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Achieve Life Sciences, Inc. (the “Issuer”), a Delaware corporation (“Common Stock”). The principal executive offices of the Issuer are located at 19820 North Creek Parkway, Bothell, Washington 98011.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed on behalf of Richard Stewart (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Ricanto Limited, Century House, Wargrave Road, Henley-on-Thames, Oxfordshire, United Kingdom.

(c) The Reporting Person’s present principal occupation is as the Chairman of the Board and Chief Executive Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

On January 5, 2017, Achieve Life Sciences, Inc., formerly known as “OncoGenex Pharmaceuticals, Inc.” (“OncoGenex”) and Achieve Life Science, Inc. (“Achieve”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Ash Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OncoGenex merged with and into Achieve, (the “First Merger”), with Achieve becoming a wholly owned subsidiary of OncoGenex and the surviving company of the First Merger (the “Initial Surviving Corporation”). Promptly following the First Merger, the Initial Surviving Corporation merged with and into Ash Acquisition Sub 2, Inc. (“Merger Sub 2”), a Delaware corporation and a wholly owned subsidiary of OncoGenex, with Merger Sub 2 continuing as the surviving entity as a direct wholly owned subsidiary of OncoGenex. The Merger closed on August 1, 2017 (the “Closing”).

Upon the Closing, pursuant to the Merger Agreement, the former stockholders of Achieve now own approximately 75% of the outstanding shares of Common Stock. The Reporting Person is a former stockholder of Achieve and became the beneficial owner of shares of Common Stock in exchange for the shares of capital stock of Achieve previously held by the Reporting Person.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to the investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Issuer which he now owns or may hereafter acquire. Any decision of the Reporting Person to increase his holdings in Common Stock or securities convertible into Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of his holdings of common stock depending on those and other considerations.

In connection with the Closing, the Reporting Person was elected to the Issuer’s Board of Directors and was appointed the Issuer’s Chairman of the Board and Chief Executive Officer.

Item 5.	Interest in Securities of the Issuer

(a) As of August 11, 2017, the Reporting Person beneficially owns 2,126,727 shares of Common Stock, or 19.4% of the issued and outstanding Common Stock, comprised of 1,950,309 shares of Common Stock, or 17.8% of the issued and outstanding Common Stock, held directly by the Reporting Person and 176,418 shares of Common Stock, or 1.6% of the issued and outstanding Common Stock, held by Ricanto Limited (“Ricanto”). The Reporting Person is an equityholder and officer of Ricanto and is therefore deemed to be the beneficial owner of all shares of Common Stock beneficially owned by Ricanto.

All ownership percentages are based on approximately 10,946,827 shares of the Issuer’s common stock outstanding as of August 1, 2017 based on information provided to the Reporting Person by the Issuer.

(b) The Reporting Person has the sole power to vote and dispose or direct the disposition of the shares of Common Stock directly held by the Reporting Person. Ricanto has the sole power to vote and dispose or direct the disposition of the shares of Common Stock held by Ricanto. As the Reporting Person is an equityholder and officer of Ricanto, he shares the power to vote and dispose or direct the disposition of the shares of Common Stock held by Ricanto with the other equityholder and officer of Ricanto, Dr. Anthony Clarke.

The address of Ricanto is Century House, Wargrave Road, Henley-on-Thames, Oxfordshire, United Kingdom. Ricanto is a pharmaceutical asset optimization company based in the United Kingdom. During the last five years, to the knowledge of the Reporting Person, neither Ricanto nor any officer or director of Ricanto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the knowledge of the Reporting Person, neither Ricanto nor any officer or director of Ricanto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ricanto is a private limited company incorporated under the laws of England and Wales.

The address of Dr. Clarke is c/o Ricanto Limited, Century House, Wargrave Road, Henley-on-Thames, Oxfordshire, United Kingdom. Dr. Clarke’s present principal occupation is as the President and Chief Scientific Officer of the Issuer. During the last five years, to the knowledge of the Reporting Person, Dr. Clarke has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the knowledge of the Reporting Person, Dr. Clarke has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Clarke is a citizen of the United Kingdom.

(c) Except as set forth elsewhere in this Schedule 13D, neither the Reporting Person nor Ricanto has engaged in any transaction in any shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 5, 2017, the Reporting Person and the Issuer entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the Reporting Person agreed not to engage in certain transfers of or other transactions in the Common Stock, for a period of 180 days from the Closing, without the Issuer’s prior written consent. The foregoing descriptions of the Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as an exhibit and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1: Lock-Up Agreement, dated as of January 5, 2017, by and between the Reporting Person and the Issuer (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2017.

By:	/s/ Richard Stewart
Richard Stewart

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